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                                                                     Exhibit 12

                                           INDIANA BELL TELEPHONE COMPANY, INCORPORATED
                                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                       (Dollars in Millions)

                                                            1995         1994         1993         1992         1991
                                                            ----         ----         ----         ----         ----
1.   EARNINGS
     a)   Income before interest cost, income
          tax, extraordinary charge and
          cumulative effect of change in
          accounting principles .....................     $  415.7     $  222.3     $  297.7     $  276.2     $  263.4

     b)   Portion of rental expense representative
          of the interest factor (1) ................          2.3          8.7          8.7          4.9          6.0
                                                          --------     --------     --------     --------     --------
             Total 1(a) through 1(b) ................     $  418.0     $  231.0     $  306.4     $  281.1     $  269.4
                                                          ========     ========     ========     ========     ========

2.   FIXED CHARGES
     a)   Total interest cost including capital
          lease obligations .........................     $   18.0     $   18.0     $   29.0     $   34.5     $   36.8

     b)   Portion of rental expense representative
          of the interest factor (1) ................          2.3          8.7          8.7          4.9          6.0
                                                          --------     --------     --------     --------     --------
             Total 2(a) through 2(b) ................     $   20.3     $   26.7     $   37.7     $   39.4     $   42.8
                                                          ========     ========     ========     ========     ========

   RATIO OF EARNINGS TO FIXED CHARGES................         20.59         8.65         8.13         7.13         6.29
                                                          =========    =========    =========    =========    =========
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(1) One-third of rental expense is considered to be the amount representing return on capital.

(2) The results for 1995 reflect a $36.9 pretax credit primarily from settlement gains resulting from lump sum pension payments from the pension plan to former employees who left the business in the nonmanagement work force restructuring, partially offset by increased force costs related to the restructuring started in 1994, as well as write-down of certain data processing equipment to net realizable value. Results for 1994 reflect a $93.5 pretax charge associated with the nonmanagement work force restructuring. Costs of the work force restructuring program have largely been funded from the Ameritech Pension Plan.

(3) Interest cost includes capitalized interest expense.

(4) Earnings have not been adjusted to reflect the timing of dividends received and equity in earnings of unconsolidated affiliates since the effect on an annual basis has been insignificant.